FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 1st ,2003

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒               Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑               No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑               No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑               No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	The General Meeting of Telefónica Móviles, S.A. approved all the resolutions that the Board of Directors submitted to its consideration and approval.

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, April 1st, 2003

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that Telefónica Móviles, S.A’s General Ordinary Shareholders Meeting was held on first call today with the assistance either personally or through representation of shareholders owner of 4.018.479.976 shares representing 92,793% of the share capital.

The mentioned General Meeting approved all the resolutions that the Board of Directors submitted to its consideration and approval. The approved resolutions are attached herein.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Mr. Antonio Hornedo Muguiro

General Counsel of TELEFÓNICA MÓVILES, S.A.

TELEFÓNICA MÓVILES, S.A.

RESOLUTIONS APPROVED BY THE

ORDINARY GENERAL SHAREHOLDERS MEETING

(April 1ST, 2003)

I)	Review and approval, if pertinent, of the Annual Statements and Management Report both for Telefónica Móviles, S.A., as well as for its Consolidated Group of Corporations, as well as of the allocation of the earnings of Telefónica Móviles, S.A. (offsetting losses with a charge to voluntary reserves and provisioning of the legal reserve with a charge to the same reserves), and of the management by its Board of Directors, all with regard to the fiscal year corresponding to the year 2002.

1)	Approve the Annual Statements (Balance Sheet, Profit and Loss Statement, and Report) and the Management Reports of Telefónica Móviles, S.A. and of its Consolidated Group of Corporations, pertaining to the 2002 fiscal year (closing on December 31st of said year), as formulated by the corporation’s Board of Directors at its meeting on February 18, 2003, as well as the corporate management carried out by the Board of Directors of Telefónica Móviles, S.A. during the aforesaid fiscal year.

Under the Individual Statements, the Balance Sheet as of December 31, 2002 shows assets and liabilities in the amount of 13,598,821 thousand euros in each case, and the Profit and Loss Statement at the end of the fiscal year shows a negative result in the amount of 2,672,453 thousand euros.

Under the Consolidated Statements, the Balance Sheet as of December 31, 2002 shows assets and liabilities in the amount of 16,231,714 thousand euros in each case, and the Profit and Loss Statement at the close of the fiscal year shows a negative result in the amount of 3,730,721 thousand euros.

2)	Offset the negative result accrued by Telefónica Móviles, S.A. in previous fiscal years and the one obtained in fiscal year 2002, in the amount of 2,672,456 thousand euros, with a charge to the “Issuance Premium” item under the Company Equity heading, as reflected on the approved Balance Sheet.

3)	Fully provision the company’s legal reserve, in the amount of 433,055 thousand euros, with a charge to the “Issuance Premium” item under the Company Equity heading, as reflected on the approved Balance Sheet, such that the latter will reach 20% of the current capital stock.

II)     Distribution of dividends to shareholders with a charge to voluntary reserves.

Approve the payment of a dividend to each of the Company’s outstanding shares, numbers 1 to 4,330,550,896 both inclusive, in a gross amount of 0.175 euros, with a charge to the “Issuance Premium” item under the Company Equity heading, as reflected on the approved Balance Sheet.

Payment of the aforesaid divided will be made over the course of the month of June 2003, in accordance with the procedure stipulated by the Company’s General Finance Department and upon justification and submission of the certificate of position issued by the Securities Settlement and Clearing Service or by the Organization that may come to replace it.

III)     Confirmation and appointment of Directors.

1)	Set the number of members of the Board of Directors at thirteen (13), in accordance with the provisions of Article 123 of the Joint Stock Companies Law and Article 16 of the Company Bylaws.

2)	Confirm the appointment of Mr. Antonio Pedro de Carvalho Viana-Baptista, Mr. Javier Echenique Landiribar and Mr. José María Mas Millet as members of the Board of Directors, who were appointed by the Board during the 2002 fiscal year through the procedure of cooptation, in accordance with the provisions of Article 138 of the Joint Stock Companies Law, for a term of five years reckoned as of the date of the appointment of the members they were appointed to replace, that is, until 2005.

3)	Approve the appointment of Mr. Alejandro Burillo Azcárraga, and Mr. José Fernando de Almansa Moreno-Barreda as members of the Board of Directors of Telefónica Móviles S.A., for a term of 5 years in accordance with the provisions of Article 17 of the Company Bylaws.

IV)     Appointment of the Auditor for fiscal year 2003.

Appoint the firm “Deloitte España, S.L.,” (formerly known as ARTHUR ANDERSEN y Cia. S. Com) as Auditor for the verification of the Annual Statements and Management Reports of “Telefónica Móviles, S.A.” and of its Consolidated Group of Corporations, pertaining to Fiscal Year 2003.

V)	Authorization for the acquisition of its own shares, either directly or through Corporations within the Group.

1)	To authorize Telefónica Móviles S.A., pursuant to Articles 75 et seq. of the Joint Stock Companies Law, to acquire its own shares at any time and as many times as it deems advisable through purchase-sale agreements or under any other legal form for consideration, either directly or through any of the affiliated corporations where it is the controlling corporation.

The minimum price or consideration for acquisition shall be equivalent to the par value of the shares of its own that are being acquired, and the maximum price or consideration shall be equivalent to the value as quoted on an official secondary market at the time of acquisition for the shares of its own that are being acquired.

Said authorization shall be granted for a period of 18 months reckoned as of the date that the present Meeting is held, and it is expressly subject to the restriction that the par value of the shares of its own being acquired in exercising this authorization, together with the par value of those already possessed by Telefónica Móviles, S.A. and any of the affiliated corporations controlled by it, may not at any time exceed 5 per cent of its capital stock at the time of acquisition. Furthermore, the restrictions stipulated for share buybacks by the regulatory authorities for the markets where Telefónica Móviles, S.A. stock is accepted for listing must be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own may be utilized in full or in part for the acquisition of shares of Telefónica Móviles, S.A., which the latter must deliver or transfer to executives or to employees of the company or of corporations within the Group, directly or as a result of the exercise of stock options by the latter, all within the framework of compensation systems benchmarked to the quoted value of the Company’s shares as approved in due form.

To empower the Board of Directors in the widest terms to exercise the authorization that is the subject of this resolution and to carry out the rest of the provisions contained herein, with said powers being delegable by the Board of Directors upon the Executive Committee, the Chairman of the Board of Directors or on any other person that the Board of Directors expressly empowers for this purpose.

2)	To void, to the extent that it has not been executed, the resolution adopted in this regard by the Regular General Shareholders Meeting of the corporation held on April 4, 2002, regarding Item III of the Agenda thereof.

VI)	Delegation upon the Board of Directors of the authority to issue debentures, bonds, promissory notes and other regular, exchangeable and/or convertible fixed-income securities, as well as of the authority to exclude the right of pre-emptive subscription by the shareholders and holders of convertible securities, and of the authority to guarantee the issues of subsidiary companies.

To delegate upon the Board of Directors, pursuant to the provisions of Article 319 of the Trade Registry Regulations and under the general rules on the issuance of debentures, and in applying the provisions of Articles 153.1 b) and 159.2 of the Joint Stock Companies Law by analogy, the authority to issue fixed-income securities in accordance with the following conditions:

1.	The issuance of fixed-income securities may be carried out one or more times within a maximum time period of five (5) years reckoned as of the date of the adoption of the present resolution.

2.	The maximum overall amount of the issue or issues of fixed-income securities that are decided upon in accordance with the present delegation, together with the amount of the other Company issues that are outstanding at the time that the delegation is exercised, may not exceed the maximum limit of the figure for capital stock paid in, plus reserves appearing in the last approved balance sheet and the statements for balance sheet adjustment accepted by the Ministry of Economy and Finance, as provided by paragraph 1 of Article 282 of the Joint Stock Companies Law.

3.	The fixed-income securities issued may be debentures, bonds, notes and other fixed-income securities, including both simple ones, as in the case of debentures and bonds, ones that are exchangeable for shares of the Company or of any of the corporations within its Group and/or convertible into Company shares.

4.	The delegation to issue fixed-income securities shall extend to setting the different features and terms of each issue (nominal value, issue price, redemption price, currency or denomination of the issue, interest rate, amortization, anti-dilution mechanisms, subordination clauses, guarantees for the issue, acceptance for listing, etc.).

5.	In the case of the issuance of convertible and/or exchangeable debentures or bonds, and for purposes of determining the terms and methods for conversion and/or exchange, it is agreed to stipulate the following criteria:

(i)	Normally, the conversion and/or exchange ratio shall be fixed and, for such purposes, fixed-income securities shall be valued at their nominal amount and shares at the set rate of exchange decided upon in the Board of Directors resolution, or at the rate of exchange to be decided upon on the date or dates indicated in the Board’s resolution itself, and in keeping with the market quote for Company shares on the date(s) or period(s) taken as a reference in the said resolution. In any case, the share price may not be lower than whichever is greater between (i) the arithmetic mean of the closing price for Company Shares on the Electronic Market during the period to be determined by the Board of Directors, which may not be more than three months nor less than fifteen days prior to the date of the Board of Directors meeting exercising the present delegation and approving the issuance of debentures or bonds and (ii) the closing prices for the shares on the said Electronic Market on the day prior to the date of the Board of Directors meeting exercising the present delegation and approving the issuance of debentures or bonds.

(ii)	Notwithstanding the provisions of the previous paragraph, it may decide to issue debentures or bonds at a variable ratio of conversion and/or exchange. In this case, the share price for purposes of conversion and/or exchange shall be the arithmetic mean of the closing price for Company shares on the Electronic Market during a period to be determined by the Board of Directors, which may not be more than three months nor less than five days prior to the date of conversion and/or exchange, with a premium, or if pertinent, a discount on said share price. The premium or discount may be different for each conversion and/or exchange date for each issue (or, as pertinent, each tranche of an issue), although in the event that a discount is set on the share price, it may not exceed 30%.

(iii)	In no case may the share par value, adjusted in keeping with the conversion and/or exchange ratio, be lower than the issue price for the fixed-income security.

(iv)	When conversion and/or exchange is proceeded with, any fractions of shares that it may be pertinent to deliver to a holder of debentures shall be rounded off by default to the whole number immediately below, and each holder shall receive any difference produced in this case in cash.

(v)	At the same time that it approves an issue of convertible and/or exchangeable debentures or bonds pursuant to the authorization contained in the present resolution, the Board of Directors must issue a management report setting forth and specifying the terms and methods of conversion, on the basis of the criteria stated above, which shall apply specifically to the issue indicated. This report must be accompanied by the respective auditors’ report referred to under Article 292 of the Joint Stock Companies Law.

6.	In any case, the delegation for the issuance of convertible and/or exchangeable debentures or bonds shall include:

(i)	The authority to increase the capital stock in the amount necessary to meet requests for conversion. This authority may be exercised only provided that, when the capital increase decided upon by it to cover the issue of convertible debentures or bonds is added to any other capital increases that it may have decided upon in accordance with authorizations granted by the Shareholders Meeting, the Board does not exceed the limit of one half of the capital stock figure provided for in Article 153.1 b) of the Joint Stock Companies Law.

(ii)	The authority to exclude the right of pre-emptive subscription by shareholders or holders of convertible and/or exchangeable debentures or bonds when necessary to attract financial resources on the international markets or when the company’s interest otherwise requires. In any case, if the Board decides to eliminate the right of pre-emptive subscription with any specific issue of convertible debentures or bonds that it may decide to carry out in accordance with the present authorization, at the same time that it approves the issue, it must issue a report specifying the concrete reasons of company interest justifying said measure, which must be the subject of a companion Auditor’s report as referred to under Article 159.2 of the Joint Stock Companies Law.

(iii)	The authority to determine the terms and methods of conversion and/or exchange as stipulated in paragraph 5 above and, in particular, to determine the time of conversion and/or exchange, which may be limited to a preset period; the party holding the right of conversion and/or exchange, which may be attributed to the Company or to the debenture holders; the manner in which the debenture holder will be satisfied (through conversion, exchange or even with a combination of both techniques, which remain at his choice at the time of execution) and, in general, whatever particulars and conditions prove necessary or expedient for the issue.

7.	The Board of Directors shall likewise be authorized to guarantee issues of fixed-income securities by subsidiary corporations, on behalf of the Company.

8.	At the subsequent Shareholders Meetings held by the Company, the Board of Directors shall inform the shareholders on the exercise it may have made, as pertinent, of the delegations referred to in this resolution.

9.	The Company shall apply for the debentures, bonds and other securities issued by virtue of this delegation to be accepted for trading on domestic or foreign, organized or informal, official or unofficial secondary markets, and the Board shall be authorized to carry out the proceedings and steps necessary for acceptance for listing before the competent authorities of the different domestic and foreign securities markets.

For purposes of the provisions of Article 27 of the Stock Exchange Regulations, it is expressly stated for the record that in the event that removal of the listing of the securities issued by virtue of this delegation should be requested, it shall be adopted with the same formalities as referred to in the aforesaid articles and, in this event, the interests of the shareholders or debenture holders who oppose or do not vote in favor of the resolution shall be guaranteed, complying with the requirements set forth in the Joint Stock Companies Law and similar provisions, all in accordance with the provisions of the aforesaid Stock Exchange Regulations, the Securities Exchange Law and provisions adding thereto.

10.	The Board of Directors is authorized to in turn delegate upon the Executive Committee (and pursuant to the provisions of Article 141, section 1, second paragraph, of the Joint Stock Companies Law) the delegated powers referred to in the present resolution.

11.	To void the delegation of powers granted in this regard by the resolution adopted by the Ordinary General Shareholders Meeting held on April 4, 2002, with regard to Item V of the Agenda thereof.

VII)     Creation of a new article 19.bis (inclusion of the changes required by Article 47 of Law 44/2002 reforming the Financial System, stipulating the composition, duties and rules of operation for the Board of Directors Auditing and Oversight Committee, pursuant to the provisions of the aforesaid regulatory provision) and amendment of Article 20 of the Bylaws (compensation of Directors).

1)	Include a new Article 19 bis in the Company Bylaws, with the following wording:

Article 19 bis.- Auditing and Oversight Committee

1.     An Auditing and Oversight Committee shall be created within the Board of Directors, comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All of the members of the aforesaid Committee must be Directors who are not executives.

2.     The Chairman of the Auditing and Oversight Committee shall be named by the Committee itself from among its members, and must be replaced every four years, while he may be reelected once a period of one year since the end of his term has elapsed.

3.     The Auditing and Oversight Committee shall have the following duties, as a minimum:

(i)     report through its Chairman to the General Shareholders Meetings on the matters raised there by the shareholders on subjects within the Committee’s bailiwick;

(ii)     propose to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the Auditor referred to under Article 204 of the Joint Stock Companies Law, as well as the terms of the retainer thereof, the scope of the professional assignment and the renewal or revocation of the appointment, as pertinent;

(iii)     oversee the internal auditing departments;

(iv)     be aware of the financial reporting process and the internal oversight systems; and

(v)     maintain the relationship with the Auditor to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits, as well as receiving information and maintaining the communication with the Auditor as provided for in the auditing legislation and in the technical rules for auditing.

4.     The Committee shall meet at least once every quarter and as many times as it deems advisable, upon notice from the Chairman, by its own decision, or in response to a request by two of its members or by the Executive Committee.

5.     Meetings of the Auditing and Oversight Committee shall be validly sitting when at least half of its members are in attendance, whether present or represented, and it shall adopt its resolutions by a majority of the attendees, whether present or represented, while the Chairman shall have the tie-breaking vote.

6.     The Board of Directors may expand upon and supplement the foregoing rules in its Regulations, in accordance with the provisions of the Bylaws and the Law.

2)	Amend Article 20 of the Company Bylaws (compensation of Directors), which shall henceforth have the following wording:

Article 20.- Compensation

1.	The Directors’ compensation shall consist of a fixed and set monthly allotment and of per diems for attending the meetings of the Board of Directors and of its executive and advisory committees. The amount of the compensation that the Company can make available for its Directors overall for both items shall be the one determined for this purpose by the General Shareholders Meeting, which shall remain in effect as long as it does not decide to modify it. It shall fall to the Board of Directors to determine the exact amount to be paid within that limit and the distribution thereof among the different Directors.

2.	In addition to and separately from the compensation contemplated in the previous paragraph, the establishment of compensation systems benchmarked to the quoted valued of the shares or entailing the delivery of shares or stock options, intended for the Directors, is provided for. The application of said compensation systems must be decided upon by the General Shareholders Meeting, which shall determine the share value to be taken as a reference, the number of shares to be delivered to each Director, the exercise price for options, the term of this compensation system and any other conditions it deems advisable.

3.	The compensation provided for in the previous paragraphs, deriving from membership in the Board of Directors, shall be compatible with the other professional or occupational earnings falling due to the Directors for any other executive or advisory duties they perform for the Company, as pertinent, other than those of joint supervision and decision-making specific to their status as Directors, which shall be subject to the legal rules that may apply to them.

4.	In order to endow the compensation of the Directors as such with due transparency, the compensation pertaining individually to each one of the offices or positions on the Board and its Committees (Chairman, Vice Chairman, Member) shall be noted in the Annual Report. The compensation falling due to Directors who are executives for items other than those provided for under paragraph 1 of this article shall be noted in an aggregate manner, but with a breakdown of the different compensation entries or items.

VIII)     Setting the limit of annual compensation to be earned by the Directors overall in accordance with the new Article 20 of the Bylaws.

To set, in accordance with the new article 20.1 of the Company By-laws, the amount of 2.000.000 euros, the maximum gross amount to be earned by all the members of the Board of Directors. This amount will be valid until the General Shareholders Meeting modifies such amount.

IX)	Delegation of powers to formalize, interpret, correct and carry out the resolutions adopted by the General Shareholders Meeting.

To severally and jointly empower the Chairman of the Board of Directors, the Director who is Secretary of the Board of Directors, and the Vice-secretary who is not a Director of the Board of Directors, in order for any of them to formalize and execute the preceding resolutions, being able for said purpose to execute the public or private instruments that may be necessary or expedient (including those for interpretation, clarification, rectification of errors or curing of defects) for their most exact performance and for the recording thereof, insofar as mandatory, in the Trade Registry or in any other Public Registry.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: April 1st, 2003	By:	/S/ ANTONIO VIANA BAPTISTA
	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer